

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

Via E-mail
Timothy J. FitzGerald
CFO
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120

      Re: **The Middleby Corporation**
                  Form 10-K for Fiscal Year Ended December 31, 2011
                  Filed March 15, 2012
                  File No. 1-9973

Dear Mr. FitzGerald:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Terence O'Brien

                  Terence O'Brien
                  Accounting Branch Chief